This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 22, 2006

Item 3: Press Release

A Press release dated and issued June 22, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska begins 2006 summer uranium exploration program.

Item 5: Full Description of Material Change

Vancouver, BC, June 22, 2006  –  CanAlaska Ventures Ltd. (“CanAlaska” or the “Company”) is pleased to report the commencement of an extensive 2006 summer exploration program aimed at uranium discovery in a variety of different settings in and around Canada’s Athabasca Basin.

Four exploration field crews, totalling 50 staff and contractors, are currently active on the Athabasca uranium projects.  The Company has budgeted a minimum $6.5 million. exploration program for 2006.

CanAlaska controls over 2,300,000 acres of uranium mineral claims in the Athabasca area and, in 2005, carried out extensive work programs on eleven of its seventeen projects.  The Company carried out over $5 million of exploration surveys utilizing highly technical airborne magnetic and electromagnetic surveys, airborne gravity surveys, seismic surveys, as well as extensive lake sediment sampling, prospecting, mapping, with detailed clay spectrometry on samples from hydrothermally altered areas.

West McArthur

By April 2006, the Company had completed drilling 4 holes on the large airborne geophysical targets located on the West McArthur project, which is immediately west of Cameco’s McArthur River uranium mine.  The Company was successful in locating strong hydrothermal alteration within the target areas, as well as indications of uranium mineralized systems.  These targets will receive further drill testing over the summer season.  Geophysical surveys, both down-hole and between-hole, are in progress and the results from these surveys will used for further drill targeting.

Southeast Athabasca

Prospecting, lake sediment geochemistry and boulder sampling are now underway on the Hodgson, Arnold, McTavish, Cree East and Cree West projects to detect alteration zones in the Athabasca sandstone.

Western Athabasca

A marine crew is working on detailed seismic surveys over strong geophysical targets in the Stewart Island area of the Lake Athabasca project.  The targets are defined by both airborne and ground geophysical surveys, and are located in the proximity of the Stewart Island uranium showing.  This small high-grade uranium deposit is located along the south shore of Stewart Island, and appears to be a “perched” deposit within the Athabasca sandstone, approximately 70 metres above the unconformity.  CanAlaska’s airborne and ground surveys have detailed a number of basement conductors and offsets as well as extensive zones of silicification in the sandstone.  The Company had previously arranged to drill one of these targets this past winter, but was delayed because of thin ice and associated logistics.  The current seismic survey is capable of giving extreme detailed resolution to the targets, and will provide for more precise drill targeting across the multiple zones of interest.  Following the Stewart Island work, marine seismic surveys will be undertaken across the remainder of the Lake Athabasca and Alberta projects.

NE Wollaston Project

Three geologists and ten field crew are working on target definition within several areas of the NE Wollaston Project.  This large project straddles the Saskatchewan-Manitoba border and, in 2005, returned large numbers of samples of uranium boulders and outcrop grading between 0.2% to 1.0% U3O8.  In this area, it is considered that the Athabasca sandstone has been stripped off by glacial action, giving direct access to the deeper mineralized structures containing high-grade uranium, similar to the basement-hosted deposits now being evaluated in the Basin area by the major companies.  In certain areas of the project, very high-grade uranium samples have been recovered, along with pitchblende pebbles in the soils.  Strong patterns of uranium mineralization also exist in lake sediments.  Geological mapping has defined major structural breaks associated with the newly found uranium mineralization.  The Company has contracted for 8,424 line-km of detailed airborne magnetics, VLF and radiometric surveys with Terraquest Ltd., and has been informed that this survey is due to commence within one week.  The detailed information from the airborne survey will be immediately utilized by the field crews for definition of additional targets and correlation on know uranium mineralized zones.

The Company is very pleased with the current exploration successes and continues to be optimistic about future developments.  Additional projects are being evaluated, and the Company is continuing discussions with interested groups regarding strategic partnerships.

About CanAlaska Ventures Ltd.  -  (TSX.V: CVV   OTCBB: CVVLF   FRANKFURT: DH7)

CanAlaska possesses seventeen, 100%-owned, uranium projects in Canada’s Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (936,000 Hectares).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. An aggressive minimum $6.5 mil. exploration program is planned for 2006.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 23, 2006________________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity